August 23, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Irene Paik
Mary Beth Breslin

Re:	Kala Pharmaceuticals, Inc.
Registration Statement on Form S‑3
File No. 333‑226748
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kala Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S‑3 (File No. 333‑226748), so that it may become effective at 3:00 p.m., Eastern time, on August 27, 2018, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Eric Trachtenberg
Eric Trachtenberg
General Counsel, Chief Compliance Officer and Corporate Secretary